Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

June 13, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sir/ Madam,

Subject: Intimation under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Regarding Investor Day

This is to inform you that Dr. Reddy's Laboratories Ltd. will host an ‘Investor Day’ from 17:00 to 19:30 IST (07:30 to 10:00 EDT) on Tuesday, 21st June 2022, in Mumbai. The theme of the Investor Day will be ‘The Next and The New: Purposeful | Future-ready | Sustainable’. The senior management team of Dr. Reddy’s will make a presentation on the company’s growth levers and the sustainability goals to an audience of investors and research firms.

Participants may join the event in person or virtually by pre-registering through the following link: https://vc-expo.com/drl/

A transcript of the interaction and presentation will be made available on the company’s website after the event.

This is for your information and records.

Thanking You.

Yours faithfully,
For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

CC:  New York Stock Exchange Inc. (Stock Code: RDY);

        NSE IFSC Limited